SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          INTELECT COMMUNICATIONS, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    458144102
                                 (CUSIP NUMBER)

                                JOHN L. THOMPSON
                                   SJMB, L.P.
                                C/O SJMB, L.L.C.
                          777 POST OAK BLVD., SUITE 950
                              HOUSTON, TEXAS 77056
                                (713) 871-0799
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 MARCH 31, 2000
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

   CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT. [ ]

  The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 458144102                   13D                      Page 1 of 2 Pages
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 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

SJMB, L.L.C.  76-0559974
              ----------
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 (2) Check the Appropriate Box if a Member     (a)  [ ]
     of a Group*                               (b)  [ ]
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 (3) SEC Use Only

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 (4) Source of Funds*
       N/A
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
                                                                    Delaware
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                          5,221,094
 by Each Reporting
 Person With                  --------------------------------------------------
                              (8) Shared Voting
                                      Power                                0
                              --------------------------------------------------
                              (9) Sole Dispositive
                                      Power                        5,221,094
                              --------------------------------------------------
                              (10) Shared Dispositive
                                     Power                                 0
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   5,221,094
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13) Percent of Class Represented by Amount in Row (11)
                                                                         5.7%
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(14) Type of Reporting Person*
                                                                          CO
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ITEM 1. Security and Issuer.

This statement constitutes Amendment No. 3 to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 16, 1998, (the "Original Filing"), with respect to shares of the common stock, par value $.01 per share (the "Common Stock"), of Intelect Communications, Inc., a Delaware corporation ("ICOM") of 1100 Executive Drive, Richardson, Texas 75081, beneficially owned by SJMB, L.P., a Delaware partnership ("SJMB"). This Amendment No. 3 reflects certain material changes in the information set forth in the Original Statement, as follows:

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended.


ITEM 2. Identity and Background.

Item 2 is hereby amended in its entirety to read as follows:

(a)-(c) This Statement is filed by SJMB, L.L.C., a Delaware corporation ("SJMBLLC"). SJMBLLC is the sole general partner of SJMB, L.P., a Delaware limited partnership ("SJMB"), and SJMBLLC's principal business is the conduct of the operations and business of SJMB. SJMBLLC's principal business is merchant banking. The principal business offices of SJMBLLC and SJMB is 777 Post Oak Blvd., Suite 950, Houston, Texas 77056. The directors of SJMBLLC are Charles Underbrink and John Thompson, and its executive officers are Charles Underbrink, CEO, and John Thompson, President. The business address of each of the executive officers and directors is 777 Post Oak Blvd., Suite 950, Houston, Texas 77056.

        (d)-(e) During the five years prior to the date hereof, none of SJMBLLC nor, to the best of its knowledge, any executive officer or director of SJMBLLC
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect or such laws.


ITEM 5. Interest in Securities of the Issuer.

Item 5 is herby amended to add the following:

On August 13, 1999 SJMB entered into a Repayment and Exchange Agreement (the "Agreement") related to the Note that provided among other things, SJMB the ability to convert all accrued and unpaid principal and interest into common stock. About that time, SJMB converted $703,631 of accrued and unpaid principal and interest into 1,055,393 shares of common stock at $0.67 per share. Does not include $74,632 of unpaid principal and interest (111,942 shares of common stock) beneficially owned by Falcon Seaboard Investment Co., L.P. through a participation agreement with SJMB. On January 19, 2000, SJMB converted an additional $5,400,000 of accrued and unpaid principal and interest into 3,280,848 shares common stock at a price equal to $1.6459 per share. Does not include $600,000 (364,539 shares of common stock) of unpaid principal and interest which is beneficially owned by Falcon Seaboard Investment Co., L.P. through a participation agreement with SJMB. On April 24, 2000, SJMB converted an additional $1,350,000 of accrued and unpaid principal and interest into 690,797 shares of common stock at a price of $1.9543 per share. Does not include $150,000 (76,755 shares of common stock) of unpaid principal and interest which is beneficially owned by Falcon Seaboard Investment Co., L.P. through a participation agreement with SJMB. On June 20, 2000, SJMB converted an additional $720,368 of accrued and unpaid principal and interest into 401,115 shares of common stock at a price of $1.7959 per share. Does not include $80,041 (44,568 shares of common stock) of unpaid principal and interest which is beneficially owned by Falcon Seaboard Investment Co., L.P. through a participation agreement with SJMB. As of June 21, 2000, SJMB no longer has any convertible principal or accrued interest outstanding from ICOM.

SJMB sold the following amounts of ICOM stock on the following dates: (Does not include shares beneficially owned by Falcon Seaboard Investment Co., L.P. through a participation agreement with SJMB.)

      December 1, 1999       318,756
      December 2, 1999       731,846
      March 21, 2000         190,800
      March 24, 2000          36,720
      March 28, 2000         160,110
      March 29, 2000         120,420
      March 30, 2000          70,200
      March 31, 2000         306,450
      April 18, 2000          16,020
      May 5, 2000            130,230
      May 8, 2000            144,000
      June 2, 2000           242,730
      June 6, 2000            54,000
      June 8, 2000            45,000
      June 9, 2000            28,170
      June 12, 2000           31,500
      June 27, 2000           47,394
      June 29, 2000          132,660
      June 30, 2000           64,948
      July 3, 2000            13,500

SJMB also holds 1,080,000 shares of common stock issuable upon the exercise of warrants issued on April 2, 1998 and 382,500 shares of common stock issuable upon the exercise of warrants issued on January 13, 1999 and an additional 1,621,801 shares pursuant to anti-dilution provisions in such warrants as of November 10, 1998. The warrants, which were filed with the Securities and Exchange Commission on March 31, 1998 as Exhibit 10.70 in ICOM's 10-K for the year ended 1997, requires ICOM to inform SJMB of events that trigger the warrant anti-dilution provisions and the impact of such events. ICOM has not formally informed SJMB of any such events subsequent to November 10, 1998. However, SJMB believes that several events have occurred that trigger the warrant anti-dilution provisions and the foregoing does not include additional shares that will be issued to SJMB nor any adjustment to the exercise price as the result of such subsequent events. SJMB has requested ICOM clarify the details of any such subsequent events and is currently waiting for such clarification. Once ICOM, in compliance with the anti-dilution provisions of the warrants, informs SJMB of the additional warrants and adjustment to the exercise price to be issued as a result of the subsequent event, SJMB will further amend to reflect the additional shares to which it is a beneficial owner and the adjustment to the exercise price thereof.

Does not include 430,642 shares of common stock and 342,700 shares of common stock issuable upon the exercise of warrants which are beneficially owned by Falcon Seaboard Investment Co., L.P. through a participation agreement with SJMB.

SJMB disclaims ownership of all shares subject to the participation agreement with Falcon Seaboard Investment Co., L.P.

Dated: July 14, 2000



                             SJMB, L.L.C.

                             By: /s/ JAMES H. HARRISON
                             Name:   James H. Harrison
                             Title:  Vice President

                             SJMB, L.P.
                             By: SJMB, L.L.C.,
                                 General Partner

                             By: /s/ JAMES H. HARRISON
                             Name:   James H. Harrison
                             Title:  Vice President